UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Multimedia Games Holding Company, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

625453105
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,446
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 211,446
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,446*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* In order to address certain state gaming regulations, on January 11, 2012, Dolphin Limited Partnership I, L.P. transferred 86,955 Shares to a blind trust with an independent trustee. Including the Shares held by such trust, Dolphin Limited Partnership I, L.P. owns 298,401 Shares, constituting approximately 1.1% of the Shares outstanding. (See Item 4 below.)

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN FINANCIAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,464*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*In order to address certain state gaming regulations, on January 11, 2012, Dolphin Financial Partners, L.L.C. transferred 45,375 Shares to a blind trust with an independent trustee. Including the Shares held by such trust, Dolphin Financial Partners, L.L.C. owns 155,839 Shares, constituting less than 1% of the Shares outstanding. (See Item 4 below.)

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,016,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,016,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%*
14	TYPE OF REPORTING PERSON PN

* In order to address certain state gaming regulations, on January 11, 2012, Dolphin Limited Partnership III, L.P. transferred 417,670 Shares to a blind trust with an independent trustee.  Including the Shares held by such trust, Dolphin Limited Partnership III, L.P. owns 1,433,695 Shares, constituting approximately 5.3% of the Shares outstanding. (See Item 4 below.)

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,446
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 211,446
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,446
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 211,446
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,016,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,016,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,016,025
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,016,025
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,337,935
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,337,935
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,935*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON IN

* In order to address certain state gaming regulations, on January 11, 2012, Dolphin Limited Partnership I, L.P., Dolphin Financial Partners, L.L.C. and Dolphin Limited Partnership III, L.P. transferred an aggregate of 550,000 Shares to a blind trust with an independent trustee. Including the Shares held by such trust, the Reporting Persons own in the aggregate 1,887,935 Shares, constituting approximately 7.0% of the Shares outstanding. (See Item 4 below.)

CUSIP NO. 625453105

1	NAME OF REPORTING PERSON JUSTIN A. ORLANDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Shares issuable upon the exercise of stock options that are currently exercisable.  See Item 5.

CUSIP NO. 625453105

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On January 11, 2012, Dolphin Limited Partnership I, L.P. (“Dolphin I”), Dolphin Financial Partners, L.L.C. (“Dolphin Financial Partners”) and Dolphin Limited Partnership III, L.P. (“Dolphin III” and together with Dolphin I and Dolphin Financial Partners, the “Dolphin Funds”) transferred an aggregate of 550,000 Shares to a blind trust with an independent trustee (the “Trust”). (See Item 4 below.)

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In order to address certain state gaming regulations, on January 11, 2012, the Dolphin Funds transferred an aggregate of 550,000 Shares to the Trust. Under the trust agreement, the independent trustee has sole power to vote the Shares beneficially owned by the Trust.  The trust agreement provides that the trustee may not dispose of the Shares beneficially owned by the Trust, except that if any of the Dolphin Funds sells Shares, such fund can thereafter request that the Trust transfer to it up to that number of Shares that is equal to the number of Shares sold by such fund.

The trust agreement automatically terminates upon the earlier to occur of the sixty-first day following (i) the date that is the one-year anniversary of the formation of the Trust; (ii) the date on which no member of the Board of Directors of the Issuer is affiliated with the Dolphin Funds; (iii) the date any governing authority no longer requires any Shares to be held in the Trust; and (iv) the date that the Dolphin Funds and the Trust no longer collectively own 5% or more of the outstanding Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis as appropriate.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares.

Mr. Justin Orlando has been a director of the Issuer since 2009.  In his capacity as a director of the Issuer, Mr. Orlando may with other directors develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,096,096 Shares outstanding, as of December 12, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement in connection with the 2012 annual meeting of shareholders of the Issuer, filed with the Securities and Exchange Commission on December 15, 2011.

CUSIP NO. 625453105

As of the date hereof, including the Shares held by the Trust, the Dolphin Funds, Dolphin Associates, LLC (“Dolphin Associates”), Dolphin Holdings Corp. (“Dolphin Holdings”), Dolphin Associates III, LLC (“Dolphin Associates III”), Dolphin Holdings Corp. III (“Dolphin Holdings III”) and Mr. Donald T. Netter, may be deemed to beneficially own in the aggregate 1,887,935 Shares, constituting approximately 7.0% of the Shares outstanding.

As of the date hereof, Dolphin I beneficially owns 211,446 Shares, constituting less than 1% of the Shares outstanding.  As the general partner of Dolphin I, Dolphin Associates may be deemed to beneficially own the 211,446 Shares owned by Dolphin I, constituting less than 1% of the Shares outstanding.  As the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Dolphin Holdings may be deemed to beneficially own the 211,446 Shares owned by Dolphin I, constituting less than 1% of the Shares outstanding.  As the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, which is the managing member of Dolphin Associates, which in turn is the general partner of Dolphin I, Mr. Netter may be deemed to beneficially own the 211,446 Shares owned by Dolphin I, constituting less than 1% of the Shares outstanding.  Including the Shares held by the Trust, Dolphin I owns 298,401 Shares, constituting approximately 1.1% of the Shares outstanding.

As of the date hereof, Dolphin III beneficially owns 1,016,025 Shares, constituting approximately 3.7% of the Shares outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 1,016,025 Shares owned by Dolphin III, constituting approximately 3.7% of the Shares outstanding.  As the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Dolphin Holdings III may be deemed to beneficially own the 1,016,025 Shares owned by Dolphin III, constituting approximately 3.7% of the Shares outstanding.  As the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, which is the managing member of Dolphin Associates III, which in turn is the general partner of Dolphin III, Mr. Netter may be deemed to beneficially own the 1,016,025 Shares owned by Dolphin III, constituting approximately 3.7% of the Shares outstanding. Including the Shares held by the Trust, Dolphin III owns 1,433,695 Shares, constituting approximately 5.3% of the Shares outstanding.

As of the date hereof, Dolphin Financial Partners beneficially owns 110,464 Shares, constituting less than 1% of the Shares outstanding.  As the Manager of Dolphin Financial Partners, Mr. Netter may be deemed to beneficially own the 110,464 Shares owned by Dolphin Financial Partners, constituting less than 1% of the Shares outstanding. Including the Shares held by the Trust, Dolphin Financial Partners owns 155,839 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Orlando beneficially owns 30,000 Shares issuable upon the exercise of stock options that are currently exercisable, constituting less than 1% of the Shares outstanding.

Except as otherwise provided herein, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.  None of the Reporting Persons is filing this Schedule 13D as a member of a group and each Reporting Person expressly disclaims membership in a group and disaffirms the existence of a group with the Trust.  Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Messrs. Netter and Orlando disclaims beneficial ownership of the Shares owned in the aggregate by the other Reporting Persons, except to the extent of its or his pecuniary interest therein.

(b)           By virtue of his position with Dolphin Holdings, Dolphin Holdings III and Dolphin Financial Partners, Mr. Netter has the sole power to vote and direct the disposition of the Shares directly owned by the Dolphin Funds.

CUSIP NO. 625453105

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 6.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 625453105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012	DOLPHIN LIMITED PARTNERSHIP I, L.P.

	By:	Dolphin Associates, LLC General Partner

	By:	Dolphin Holdings Corp. Managing Member

	By:	/s/ Donald T. Netter
		Name:	Donald T. Netter
		Title:	Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN LIMITED PARTNERSHIP III, L.P.

By:	Dolphin Associates III, LLC General Partner

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
	Name:	Justin A. Orlando
	Title:	Vice President and Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

By:	/s/ Donald T. Netter
	Name:	Donald T. Netter
	Title:	Manager

DOLPHIN ASSOCIATES, LLC

By:	Dolphin Holdings Corp. Managing Member

By:	/s/ Donald T. Netter
	Name:	Donald T. Netter
	Title:	Chairman, Chief Executive Officer, President and Senior Managing Director

CUSIP NO. 625453105

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
	Name:	Justin A. Orlando
	Title:	Vice President and Managing Director

DOLPHIN HOLDINGS CORP.

By:	/s/ Donald T. Netter
	Name:	Donald T. Netter
	Title:	Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
	Name:	Justin A. Orlando
	Title:	Vice President and Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

/s/ Justin A. Orlando
JUSTIN A. ORLANDO

CUSIP NO. 625453105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

DOLPHIN LIMITED PARTNERSHIP I, L.P.

Common Stock	(86,955)*	N/A	01/11/2012

DOLPHIN FINANCIAL PARTNERS, L.L.C.

Common Stock	(45,375)*	N/A	01/11/2012

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Common Stock	(417,670)*	N/A	01/11/2012

DOLPHIN ASSOCIATES, LLC
None

DOLPHIN HOLDINGS CORP.
None

DOLPHIN ASSOCIATES III, LLC
None

DOLPHIN HOLDINGS CORP. III
None

DONALD T. NETTER
None

JUSTIN A. ORLANDO
None

* Shares transferred to a blind trust with an independent trustee.